NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	December 31, 2002	December 31, 2001
	__________________	__________________
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,647,105	2,578,438

Total Diluted Shares	2,683,287	2,622,945

Net Income	$ 911,983	$ 1,018,363

Basic Earnings Per Share	$ 0.34	$ 0.40

Diluted Earnings Per Share	$ 0.34	$ 0.39

	Six Months Ended	Six Months Ended
	December 31, 2002	December 31, 2001
	__________________	__________________
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,647,514	2,577,759

Total Diluted Shares	2,685,039	2,623,427

Net Income	$ 1,818,921	$ 1,960,725

Basic Earnings Per Share	$ 0.69	$ 0.76

Diluted Earnings Per Share	$ 0.68	$ 0.75